ECARX HOLDINGS INC.

16/F, Tower 2, China Eastern Airline Binjiang Center

277 Longlan Road, Xuhui District

Shanghai, People’s Republic of China 200041

November 16, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ECARX Holdings Inc. (the “Company”)
Registration Statement on Form F-4
Originally Filed October 11, 2022
File No. 333-267813

Dear Mr. Wiley and Mr. Kauten:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-267813) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on November 18, 2022 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Brian V. Breheny at (202) 371-7180 or Shu Du at +852 3740 4858 of Skadden, Arps, Slate, Meagher & Flom LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours,

ECARX Holdings Inc.

By:	/s/ Ziyu Shen
Name:	Ziyu Shen
Title:	Chairman and Chief Executive Officer

cc:	Ramesh Narasimhan, Chief Financial Officer, ECARX Holdings Inc.
Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Shu Du, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Albert W. Vanderlaan, Partner, Orrick Herrington & Sutcliffe LLP Hari Raman, Partner, Orrick Herrington & Sutcliffe LLP

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